

DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity #
E0876622005-1
Document Number:
20050634548-67

Date Filed:
12/23/2005 8:00:29 AM
In the office of

Dean Heller
Secretary of State

Articles of Incorporation
(PURSUANT TO NRS 78)

Important. Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	NEW MEXICO SOFTWARE, INC.
2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)	Name: Corporation Trust Company of Nevada Street Address: 6100 Neil Road, Suite 500; City: Reno; NEVADA; Zip Code: 89511 Optional Mailing Address: ; City: ; State: ; Zip Code:
3. Shares: (number of shares corporation authorized to issue)	Number of shares with par value: 200,000,000 Par value: $ $0.001 Number of shares without par value: NONE
4. Names & Addresses, of Board of Directors/Trustees: (attach additional page if there is more than 3 directors/trustees)	1. Name: RICHARD F. GOVATSKI Street Address: 5021 Indian School Road NE, Suite 100; City: Albuquerque; State: NM; Zip Code: 87110 2. Name: THERESA B. DICKEY Street Address: 5021 Indian School Road NE, Suite 100; City: Albuquerque; State: NM; Zip Code: 87110 3. Name: JOHN E. HANDLEY Street Address: 5021 Indian School Road NE, Suite 100; City: Albuquerque; State: NM; Zip Code: 87110
5. Purpose: (optional-see instructions)	The purpose of this Corporation shall be: To engage in and conduct any business lawfully conducted under the laws of the State of Nevada.
6. Names, Address and Signature of Incorporator. (attach additional page if there is more than 1 incorporator)	Name: Maria Ozaeta, c/o C T Corporation System; Signature: Maria Ozaeta Address: 350 North St. Paul Street, #2900; City: Dallas; State: TX; Zip Code: 75201
7. Certificate of Acceptance of Appointment of Resident Agent:	I hereby accept appointment as Resident Agent for the above named corporation. Authorized Signature of R. A. or On Behalf of R. A. Company: [signature] Asst. Secy. Date: 12-20-05

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State Form 78 ARTICLES 2003
Revised on: 09/29/03

ARTICLES OF INCORPORATION
(PURSUANT TO NRS 78)
NEW MEXICO SOFTWARE, INC.
CONTINUATION PAGE 2

3. Shares:

In addition to the two hundred million (200,000,000) shares of common stock, $0.001 par value per share, the Corporation is authorized to issue, the Corporation is authorized to issue shares of preferred stock, as follows:

Two million (2,000,000) shares of preferred stock having no par value per share and to be issued in such series and to have such rights, preferences, and designation as determined by the Board of Directors of the Corporation from time to time.

4. Names & Addresses, of Board of Directors/Trustees:	4.			
	Name			
	5021 Indian School Road NE, Suite 100	Albuquerque	NM	87110
	Street Address	City	State	Zip Code

Other provisions -

No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.